4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02033916

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002



SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2002
WASH. D.C.
164
SECTION

Gee-Ten Ventures Inc.
Commission File No. 0-29964

1199 West Pender Street, Suite 298
Vancouver, British Columbia
Canada V6E 2R1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.



Date: May 3, 2002

By:________________________
Name: Paul Shatzko
Title: President


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
Gee-Ten Ventures Inc.	Feb. 28 2002	2002 04 29

ISSUER ADDRESS				
298-1199 West Pender Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6E 2R1	604-684-7208	604-688-2638

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Paul Shatzko	Director	604-687-0122

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Not Applicable	Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"Paul Shatzko"	Paul Shatzko	2002 04 29
"Jesus Martinez"	Jesus Martinez	2002 04 29

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the **quarter ended February 28, 2002**.

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Schedule B: Supplementary Information

GEE-TEN VENTURES INC.
February 28, 2002
(Prepared by Management)

Section 1

A. EXPENDITURES TO NON-ARMS LENGTH PARTIES (YEAR-TO-DATE):

Management fee	$22,500
Rent	$4,500
	$27,000

Section 2

A. SECURITIES ISSUED DURING QUARTER ENDED FEBRUARY 28, 2002:

DATE OF ISSUE	TYPE OF SEC	Type of ISSUE	NUMBER AMOUNT	PRICE	TOTAL Proceeds	Type of Consid.	Comm.
-	-	-	-	-	-	-	-

B. OPTIONS GRANTED DURING QUARTER ENDED FEBRUARY 28, 2002:

Date Granted	Number	Type	Name	Price	Exercise Date	Expiry
-		-	-	-	-	-

Section 3

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUA RY 28, 2002:
Authorized share capital - 100,000,000 common shares without par value
A total of 5,952,142 common shares have been issued for a total of $2,167,018

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 28, 2002:

SECURITY	NUMBER OR AMOUNT	EXERCISE OR CONVERTIBLE PRICE	EXPIRY DATE
Options	408,000	$0.16 per share	July 6, 2003
Options	34,000	$0.16 per share	Sept. 12, 2005
Options	142,000	$0.12 per share	Oct. 25, 2006
Warrants	470,000	$0.17 per share	Nov. 14, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002:
Common shares in escrow – 331,943

D. LIST OF DIRECTORS & OFFICERS AS AT FEBRUARY 28, 2002:

Jesus Martinez	Director & Secretary
Christian Daigle	Director
Paul Shatzko	Director & President

GEE-TEN VENTURES INC.
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2002
SCHEDULE C

The optimistic development for the Company mentioned in the last quarterly report is now on hold until further resolution on the composition of the Board of Directors of the Company. Currently under discussion at the time of the writing of this report, resolution of the outstanding hitch in the planned financing for a private placement of 3,000,000 units of the Company at a price of $0.13 per unit is expected to be resolved. Each unit will consist of one share and one two-year share purchase warrant exercisable at the price of $0.17 in the first year and $0.20 in the second year. However, due to the long delay in the execution of this offering, a renewed private placement may have to be renegotiated with the exchange, in which case a new announcement will be made regarding this matter.

However, the current status for the planned re-direction of the Company as stated in the last quarterly report remains as is. Another director from the investors in Quebec is being groomed to sit on the Board as soon as negotiations are completed to complement the present directors of the Company, Mssrs. Paul Shatzko, Jesus Martinez, and Christian Daigle. Details of this new turn of events in the Company's future will be announced as they develop.

Interim Consolidated Financial Statements of

GEE-TEN VENTURES INC.

Three months and nine months ended February 28, 2002 and 2001

Unaudited

Prepared by Management

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

		February 28, 2002		May 31, 2001
		(unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	939	$	267
Cash held for specified purposes (note 2)		32,000		32,000
Accounts receivable		6,188		20,564
Advances and prepaid expenses		-		365
Total current assets		39,127		53,196
Mineral properties		7,885		7,885
Deferred exploration		11,732		9,284
Capital assets, net of accumulated amortization of $590 (May 31, 2001 - $537)		294		346
Total assets	$	59,038	$	70,711
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	23,070	$	44,794
Due to related parties		3,966		29,986
Loan payable		100,016		-
Total current liabilities		127,052		74,780
Shareholders' equity:				
Share capital		2,167,018		2,151,898
Deficit		(2,235,032)		(2,155,967)
Total shareholders' equity		(68,014)		(4,069)
Total liabilities and shareholders' equity	$	59,038	$	70,711

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Operations and Deficit

(Unaudited-Prepared by Management)

	Three months ended February 28, 2002	Three months ended February 28, 2001	Nine months ended February 28, 2002	Nine months ended February 28, 2001
Revenue:				
Interest	$ 5	$ 122	$ 45	$ 542
Expenses:				
Amortization	17	22	52	65
Bank charges and interest	51	79	327	225
Consulting	-	1,500	-	1,500
Management fee	7,500	7,500	22,500	22,500
New business search/evaluation	-	-	4,348	-
Office, printing and telephone	250	357	1,081	690
Professional fee	1,240	22,407	32,812	57,751
Promotion and travel	998	7,720	1,998	7,720
Regulatory fee	2,850	1,499	6,680	3,664
Rent	1,500	1,500	4,500	4,500
Transfer agent & shareholder information	1,561	1,857	4,812	5,212
	15,967	44,441	79,110	103,827
Loss for the period	(15,962)	(44,319)	(79,065)	(103,285)
Deficit, beginning of period	(2,219,070)	(2,019,858)	(2,155,967)	(1,960,892)
Deficit, end of period	$ (2,235,032)	$ (2,064,177)	$ (2,235,032)	$ (2,064,177)
Loss per share	$(0.003)	$(0.008)	$(0.013)	$(0.02)

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)

	Three months ended February 28, 2002	Three months ended February 28, 2001	Nine months ended February 28, 2002	Nine months ended February 28, 2001
Cash provided by (used in):				
Cash flows provided by (used in) operating activities:				
Loss for the period	$(15,962)	$(44,319)	$ (79,065)	$(103,285)
Items not involving cash:				
Amortization	17	21	52	65
Changes in non-cash operating working capital:				
Accounts receivable	108	8,868	14,376	5,415
Advances and prepaid expenses	-	(392)	365	(100,392)
Accounts payable and accrued liabilities	1,753	(31,954)	(21,724)	(2,776)
Due to related parties	(2,695)	5,546	(26,020)	(205,394)
Cash flows used in operating activities	(16,779)	(62,230)	(112,016)	(406,367)
Cash flows provided by (used in) investing activities:				
Deferred exploration costs	-	-	(2,448)	(2,418)
Cash flows provided by financing activities:				
Shares issued pursuant to:				
Exercise of stock options	-	4,180	15,120	4,180
Private placement	-	-	-	155,100
Debt settlement	-	-	-	251,426
Loan payable	7,500	-	100,016	-
Total cash flows provided by financing activities	7,500	4,180	115,136	410,706
Increase (decrease) in cash and cash equivalents	(9,279)	(58,050)	672	1,921
Cash and cash equivalents, beginning of period	10,218	60,292	267	321
Cash and cash equivalents, end of period	$939	$2,242	$ 939	$ 2,242

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Deferred Exploration

(Unaudited – Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,	
	2002	2001	2002	2001
Exploration				
Claim Maintenance fee	-	-	2,448	2,418
Deferred Exploration for the period	-		2,448	2,418
Deferred Exploration beginning of period	11,732	9,284	9,284	6,866
Deferred Exploration, end of period	$11,732	$9,284	$11,732	$9,284

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended February 28, 2002 and 2001
Nine months ended February 28, 2002 and 2001

(Unaudited – Prepared by Management)

1. **Significant Accounting Policies:**

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended May 31, 2001.

2. **Memorandum of Understanding with Photon Communication Co. Ltd.**

The Company has entered into a memorandum of understanding ("MOU") dated December 11, 2000, with Photon Communications Co. Ltd. ("Photon") of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China. The opportunities would involve attempts to bring western technology into China in a synergistic business relationship. One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to due diligence and investigative costs of the project.